================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                SCHEDULE 13E-3/A
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

                                 --------------

                              COMAIR HOLDINGS, INC.
                                (Name of Issuer)

                                 --------------

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.
                      (Name of Person(s) Filing Statement)

                                 --------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                 --------------

                                   199789 10 8
                      (CUSIP Number of Class of Securities)

                                 --------------

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 --------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [X]  A tender offer.
d. [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

================================================================================

      This Amendment No.1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed on October 22, 1999 by
(i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation ("Kentucky Sub") and an indirect wholly-owned subsidiary of Delta and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Kentucky Sub for all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc. ("Comair"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) to the Schedule 13E-3.

      Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 13E-3.

Item 16.   Additional Information

      Item 16 is hereby amended and supplemented as follows:

      On October 19, 1999, an action styled Schear v. Comair Corporation, et al., Index No. 99-CI-1213, was commenced by a purported Comair shareholder in the Boone County Circuit Court, Commonwealth of Kentucky. On October 22, 1999, an action styled Amend v. Comair Holdings, Inc., et al., Index No. 99-CI-01233, was commenced by a purported Comair shareholder in the same court. On October 25, 1999, an action styled Barnett v. Comair Holdings, Inc., et al., Index No. 99-CI-01242, was commenced by a purported Comair shareholder in the same court. On October 28, 1999, plaintiffs in those three actions filed a first amended consolidated class action complaint in the Boone County Circuit Court, under the caption Schear v. Comair Corporation, et al., Index No. 99-CI-1213, a copy of which is attached to Amendment No.1 to the Schedule 14D-1 as Exhibit (g)(3) and is incorporated herein by reference. On October 29, 1999, the Boone County Circuit Court consolidated the three actions. The amended complaint names as defendants Comair, the members of the Comair Board and Delta and seeks to proceed on behalf of a purported class of Comair shareholders other than the defendants. It alleges that the price for Comair shares agreed to in the Merger Agreement is inadequate, that the members of the Comair Board breached their fiduciary duties to Comair shareholders by allegedly failing to thoroughly investigate the value of Comair before entering into the Merger Agreement, and that Delta purportedly aided and abetted these alleged breaches of duty, and among other things also makes other related claims against the Comair Board and Comair's financial advisor, Morgan Stanley Dean Witter. The amended complaint seeks preliminary and permanent injunctive relief against the Transaction, compensatory and/or rescissory damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

      On October 28, 1999, an action styled Deutch v. Mueller, et al., Case No. A9906534, was commenced by a purported Comair shareholder in the Court of Common Pleas of Hamilton County, Ohio. A copy of the complaint is attached to Amendment No.1 to the Schedule 14D-1 as Exhibit (g)(4) and is incorporated herein by reference. The complaint in the Deutch action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint.

      On October 27, 1999, plaintiff in the Barkley action filed an ex parte motion for temporary restraining order, seeking a temporary restraining order enjoining the Offer and the Merger and invalidating certain provisions of the Merger Agreement. Plaintiff in the Barkley action also sought expedited discovery. At a hearing before the Jefferson County Circuit Court on October 28, 1999, those applications were presented by plaintiffs. On October 29, 1999, the Court issued an opinion and order denying plaintiff's motions. A copy of the opinion and order is attached to Amendment No.1 to the Schedule 14D-1 as Exhibit
(g)(5) and is incorporated herein by reference.

      On October 22, 1999, plaintiffs in the Schear action filed a motion for expedited discovery and preliminary injunctive relief, seeking among other things a temporary injunction preventing the closing of the Offer and directing that expedited discovery occur. Argument on plaintiffs' motion was presented by the parties at a hearing before the Boone County Circuit Court on October 29, 1999. At the conclusion of the hearing, the Court overruled the motion for a preliminary injunction and denied the motion for expedited discovery.

      Comair, the Comair Board and Delta believe that the claims asserted against them in all of the foregoing cases are without merit and intend to defend these lawsuits vigorously.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 1999

                                    DELTA AIR LINES, INC.



                                    By: /s/ M. Michele Burns
                                        -------------------------------------
                                        Name:  M. Michele Burns
                                        Title: Vice President and Treasurer



                                    DELTA AIR LINES HOLDINGS, INC.



                                    By: /s/ Leslie P. Klemperer
                                        -------------------------------------
                                        Name:  Leslie P. Klemperer
                                        Title: Vice President and Secretary



                                    KENTUCKY SUB, INC.



                                    By: /s/ Dean C. Arvidson
                                        -------------------------------------
                                        Name:  Dean C. Arvidson
                                        Title: Secretary